Exhibit 99.1

AEGON announces Q2 2011 net income of EUR 404 million

o	Growth offset by unfavorable currency movements and anticipated exceptional charges

–	Underlying earnings before tax of EUR 401 million; growth offset by unfavorable currency movements (EUR 44 million), higher provisioning for longevity in the Netherlands (EUR 23 million) and UK customer redress charges (EUR 14 million)

–	Net income amounts to EUR 404 million, supported by realized gains on investments

–	Return on equity of 8.0% in the first half year of 2011

o	Continued strong sales in fee-based businesses in line with strategic focus

–	Total sales[1] decline to EUR 1.3 billion, due mainly to unfavorable currency movements

–	New life sales total EUR 431 million; declines in the Americas and the UK following repricing of products

–	Gross deposits amount to EUR 6.7 billion, supported by strong variable annuity and pension deposits

o	Strong capital position and healthy cash flows

–	Excess capital of EUR 1 billion at the holding after full repurchase of core capital securities from Dutch State

–	IGD solvency ratio of ~200% reflection of strong capitalization

–	Capital base ratio of 73%; full repurchase of core capital securities partly offset by retained earnings

–	Operational free cash flow of EUR 283 million

Statement	of Alex Wynaendts, CEO

“During the second quarter, we made solid progress in delivering on AEGON’s key strategic priorities, not least of which was the completion of repayment to the Dutch State. The particularly strong sales of variable annuities and pension and retirement products in the United States are a result of the successful repositioning of our business toward more fee-generating income. Our pursuit of growth opportunities in AEGON’s new markets led to strong new life sales in Central & Eastern Europe, as well as expanded distribution in Spain, where we recently strengthened our life insurance and pension partnership with Unnim, a leading savings bank in the northeastern region of the country.

“The weakening of the US dollar had a notable impact on AEGON’s reported results. Net income was strong for the quarter, however, underlying earnings were negatively affected by anticipated exceptional items in the United Kingdom and the Netherlands.

“Clearly, the current economic environment poses considerable challenges. However, over the past years we have implemented measures to strengthen and protect AEGON’s balance sheet by reducing our exposure to equity and credit markets, as well as interest rate risks. At the same time, we are restructuring our businesses in our key markets. These actions, along with our very limited exposure to peripheral European countries, support our confidence in AEGON’s growth prospects going forward.”

KEY PERFORMANCE INDICATORS
amounts in EUR millions b)	Notes	Q2 2011	Q1 2011	%	Q2 2010	%	YTD 2011	YTD 2010	%

Underlying earnings before tax	1	401	414	(3)	483	(17)	815	929	(12)

Net income	2	404	327	24	413	(2)	731	785	(7)

Sales	3	1,261	1,411	(11)	1,475	(15)	2,672	2,917	(8)

Value of new business (VNB)	4	103	118	(13)	138	(25)	221	276	(20)

Return on equity	5	8.1%	7.8%	4	8.5%	(5)	8.0%	8.4%	(5)

For notes see page 22.

1 To reflect all of AEGON’s sales in one sales indicator, AEGON introduced a composite sales number consisting of new life sales, new premium production of both accident & health insurance and general insurance and 1/10 of gross deposits.

STRATEGIC HIGHLIGHTS

o	AEGON further detailed strategy and reiterated targets at Analyst & Investor Conference

o	Repayment to Dutch State completed

o	Divestment of Transamerica Reinsurance concluded

o	Appointment of Jaime Kirkpatrick as CEO of AEGON Spain

Sustainable earnings growth with an improved risk-return profile

AEGON’s transformational process to deliver sustainable earnings growth with an improved risk-return profile is on track with the completion of full repayment to the Dutch State in June. The company reiterated its targets1 at its recent Analyst & Investor Conference in London:

-	Grow underlying earnings before tax on average by 7%-10% per annum;

-	Achieve a return on equity of 10%-12% by 2015;

-	Increase fee businesses to 30%-35% of underlying earnings before tax by 2015; and

-	Increase 2010 normalized operating free cash flow by 30% by 2015.

AEGON also announced its intention to achieve structural cost reductions in its established markets. In the Netherlands, a 20% reduction in operating expenses as compared to the 2009 base is targeted by the end of 2012. In the United Kingdom, AEGON is on track to reduce costs by 25% by the end of 2011. In the United States, AEGON aims to grow its life and protection business faster than the industry, while keeping operating expenses flat throughout the period until 2015.

AEGON’s ambition

AEGON’s ambition to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize Portfolio, Enhance Customer Loyalty, Deliver Operational Excellence and Empower Employees.

These key objectives have been embedded in all AEGON businesses and provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and distributors, as well as the most-preferred employer in the sector.

AEGON’s AMBITION To be a leader in all our chosen markets by 2015 AEGON’s STRATEGIC OBJECTIVES o Optimize portfolio o Enhance customer loyalty o Deliver operational excellence o Empower employees

Optimize portfolio

In Spain, AEGON has finalized an agreement to expand its life and health insurance and pension partnership with Unnim. The agreement includes the acquisition of a 50% stake in the life insurance business of Caixa Sabadell, expanding into the network of Caixa Manlleu and strengthening of AEGON’s existing partnership with Caixa Terrassa. These three savings banks joined together earlier this year to form Unnim. The agreement gives AEGON the exclusive right to distribute its life insurance and pension products through Unnim’s network of 623 branches. Unnim is a leading savings bank in the northeastern part of Spain, with a significant presence and more than one million customers.

Also, AEGON has closed an agreement to jointly develop health insurance business with Caja Navarra, part of Banca Cívica.

AEGON continues to closely monitor the process of consolidation and restructuring in the financial sector in Spain.

AEGON has appointed Jaime Kirkpatrick to the role of CEO of AEGON Spain effective July 1, 2011. Mr. Kirkpatrick has played a key role in expanding AEGON’s presence across the Spanish market in his previous capacity of director of bancassurance for AEGON Spain.

1Main economic assumptions embedded in targets: annual gross equity market return of 9%, 10-year US interest rate of 5.25% in 2015 and EUR/USD rate of 1.35.

On August 9, 2011, AEGON completed the divestment of its life reinsurance activities, Transamerica Reinsurance, to Scor. The total after-tax consideration amounted to USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion from Scor and a further USD 0.5 billion of capital released. AEGON estimates that this transaction will have a positive impact on its IGD solvency ratio of approximately 13% in the third quarter of 2011.

Enhance customer loyalty

In its aim to develop a stronger and more consistent brand portfolio globally, with shared purposes and core values, AEGON has sharpened its brand proposition in the United States. The company will bring together its North American retail businesses under one name, Transamerica. A new advertising campaign will be launched in September.

AEGON has also decided to rebrand its asset management activities in the United Kingdom as Kames Capital to enhance its distinctive investment propositions while supporting accelerated growth of the business.

Deliver operational excellence

In the Netherlands, AEGON has decided to combine its pension service centre with its corporate & institutional clients sales unit into one pension business with the aim of increasing efficiency, providing better service and strengthening AEGON’s leading position in the Dutch pension market. The new unit will serve three customer groups – small and medium sized enterprises, institutional clients and pension plan participants.

AEGON has established a target to reduce the CO2 emissions of its offices by 10% by 2012. The goal is part of AEGON’s continuing efforts to manage all assets – including those that affect the environment – in a responsible way. In the long run, the changes that are implemented to meet the target will reduce costs as well as CO2 emissions. Setting a goal in this respect will also help the company meet the growing expectations of its stakeholders.

	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011
FINANCIAL OVERVIEW c)
EUR millions	Notes	Q2 2011	Q1 2011	%	Q2 2010	%	YTD 2011	YTD 2010	%

Underlying earnings before tax
Americas		325	347	(6)	398	(18)	672	735	(9)
The Netherlands		74	81	(9)	97	(24)	155	201	(23)
United Kingdom		10	12	(17)	22	(55)	22	50	(56)
New markets		59	57	4	40	48	116	86	35
Holding and other		(67)	(83)	19	(74)	9	(150)	(143)	(5)
Underlying earnings before tax		401	414	(3)	483	(17)	815	929	(12)

Fair value items		(23)	(85)	73	3	-	(108)	(13)	-
Realized gains / (losses) on investments		204	91	124	148	38	295	274	8
Impairment charges		(100)	(62)	(61)	(77)	(30)	(162)	(227)	29
Other income / (charges)		(16)	(3)	-	(60)	73	(19)	(37)	49
Run-off businesses		10	22	(55)	(10)	-	32	(28)	-
Income before tax		476	377	26	487	(2)	853	898	(5)
Income tax		(72)	(50)	(44)	(74)	3	(122)	(113)	(8)
Net income		404	327	24	413	(2)	731	785	(7)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		403	327	23	413	(2)	730	784	(7)
Non-controlling interests		1	-	-	-	-	1	1	-

Net underlying earnings		339	333	2	350	(3)	672	695	(3)

Commissions and expenses		1,500	1,513	(1)	1,375	9	3,013	2,961	2
of which operating expenses	11	847	837	1	841	1	1,684	1,653	2

New life sales
Life single premiums		1,189	1,726	(31)	1,922	(38)	2,915	3,841	(24)
Life recurring premiums annualized		312	328	(5)	362	(14)	640	673	(5)
Total recurring plus 1/10 single		431	501	(14)	554	(22)	932	1,057	(12)

New life sales
Americas	12	104	113	(8)	131	(21)	217	241	(10)
The Netherlands		40	65	(38)	41	(2)	105	103	2
United Kingdom		217	247	(12)	308	(30)	464	573	(19)
New markets	12	70	76	(8)	74	(5)	146	140	4
Total recurring plus 1/10 single		431	501	(14)	554	(22)	932	1,057	(12)

New premium production accident and health insurance		145	159	(9)	148	(2)	304	296	3
New premium production general insurance		14	13	8	15	(7)	27	29	(7)

Gross deposits (on and off balance)
Americas	12	5,014	5,629	(11)	5,154	(3)	10,643	10,556	1
The Netherlands		442	462	(4)	624	(29)	904	1,367	(34)
United Kingdom		17	19	(11)	19	(11)	36	55	(35)
New markets	12	1,242	1,267	(2)	1,787	(30)	2,509	3,380	(26)
Total gross deposits		6,715	7,377	(9)	7,584	(11)	14,092	15,358	(8)

Net deposits (on and off balance)
Americas	12	426	(233)	-	758	(44)	193	1,293	(85)
The Netherlands		(113)	(115)	2	55	-	(228)	122	-
United Kingdom		14	2	-	10	40	16	39	(59)
New markets	12	(2,487)	(1,719)	(45)	187	-	(4,206)	308	-
Total net deposits excluding run-off businesses		(2,160)	(2,065)	(5)	1,010	-	(4,225)	1,762	-
Run-off businesses		(527)	(880)	40	(1,849)	71	(1,407)	(4,059)	65
Total net deposits		(2,687)	(2,945)	9	(839)	-	(5,632)	(2,297)	(145)

REVENUE-GENERATING INVESTMENTS
		June 30,	Mar. 31,
		2011	2011	%
Revenue-generating investments (total)		391,276	399,882	(2)
Investments general account		132,837	136,991	(3)
Investments for account of policyholders		142,672	144,296	(1)
Off balance sheet investments third parties		115,767	118,595	(2)

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 401 million in the second quarter. The decline, compared with the same quarter last year, was mainly due to unfavorable currency exchange rate movements, higher provisioning for longevity in the Netherlands and charges related to the customer redress program in the United Kingdom.

Underlying earnings from the Americas decreased to EUR 325 million. The decline was the result of a weakening of the US dollar against the euro and a lower contribution from fixed annuities as balances are being managed lower. Lower earnings from Life & Protection were offset by higher fee-based earnings, consistent with AEGON’s strategy.

In the Netherlands, underlying earnings decreased to EUR 74 million as a result of higher provisioning for longevity of EUR 23 million and investments in developing new distribution capabilities. AEGON expects to provision on average EUR 20 million per quarter in 2011 in addition to previous levels of provisioning.

In the United Kingdom, underlying earnings declined to EUR 10 million. The decrease was mainly due to charges of EUR 14 million related to an ongoing program to correct historical issues within customer policy records. Expenses related to the execution of this program amounted to EUR 7 million. In addition, investments in developing new propositions amounted to EUR 8 million.

Underlying earnings from New Markets increased to EUR 59 million driven mainly by strong earnings in Central & Eastern Europe and AEGON Asset Management.

Costs for the holding amounted to EUR 67 million as lower interest income and increased expenses related to the preparation for implementation of Solvency II were more than offset by a one-time benefit of EUR 14 million in the second quarter of 2011.

Net income

Net income decreased slightly to EUR 404 million. Higher net income for the Americas and New Markets was offset by lower net income for the Netherlands and the United Kingdom.

Fair value items

In the second quarter, fair value items recorded a loss of EUR 23 million. Negative results in the Americas, mainly related to lower interest rates and equity market volatility, were partly offset by positive fair value movements of derivatives related to debt issued by the holding.

Realized gains on investments

Realized gains on investments amounted to EUR 204 million for the quarter and were the result of a strategic reallocation of equities into fixed income in the Netherlands in addition to normal trading in the investment portfolio.

Impairment charges

Impairment charges amounted to EUR 100 million and were linked to residential mortgage-backed securities in the United States and the result of exchange offers on specific holdings of European banks in the United Kingdom.

Other charges

Other charges amounted to EUR 16 million and are mostly related to restructuring charges in the United Kingdom (EUR 15 million), the Netherlands (EUR 10 million) and New Markets (EUR 3 million).

Run-off businesses

The results of run-off businesses increased to EUR 10 million, mainly as a result of a lower amortization yield paid on internally transferred assets related to the institutional spread-based business.

Income tax

Tax charges for the quarter amounted to EUR 72 million. These charges included EUR 4 million in tax benefits related to cross-border intercompany reinsurance transactions and a favorable tax settlement of EUR 15 million in the United States.

Return on equity

In the first half of 2011, AEGON’s return on equity declined to 8.0%, mainly the result of higher average shareholders’ equity excluding revaluation reserves. The increase in average shareholders’ equity was mainly the result of an equity issue of EUR 0.9 billion in February 2011.

Operating expenses

As a result of movements in currency exchange rates, operating expenses remained level at EUR 847 million. Excluding restructuring charges and employee benefit plans and at constant currencies, operating expenses remained level as well.

Sales

AEGON’s total sales decreased 15% to EUR 1.3 billion due mainly to unfavorable currency movements. At constant currencies, total sales declined 7%. New life sales were mainly impacted by lower production in the United Kingdom and the Americas following repricing of products, only partly offset by growth in Central & Eastern Europe.

Gross deposits amounted to EUR 6.7 billion, or a decline of 2% at constant currencies. Strong variable annuity and stable value deposits in the United States were more than offset by the effects of a weaker US dollar, lower asset management inflows and less savings account deposits in the Netherlands.

Value of new business

Compared with the second quarter 2010, the value of new business declined considerably to EUR 103 million. This was the result of higher mortgage-related funding costs and updated mortality assumptions in the Netherlands, lower new business volumes in the United Kingdom and Spain, discontinuance of new mandatory pension sales in Hungary and unfavorable currency exchange rates.

Revenue-generating investments

Revenue-generating investments declined 2% compared with the end of the first quarter of 2011 to EUR 391 billion, the result of a weakening of the US dollar against the euro and the transfer of over EUR 2 billion of pension assets to the Hungarian State during the second quarter 2011.

Capital management

At the end of the second quarter, AEGON’s core capital, excluding revaluation reserves, amounted to EUR 15.9 billion, equivalent to 73%6 of the company’s total capital base. The decline from the previous quarter was mainly due to the repurchase of all remaining convertible core capital securities from the Dutch State for an amount of EUR 750 million plus a premium of EUR 375 million. AEGON is on target to achieve the proportion of core capital to be at least 75% of total capital by the end of 2012.

Shareholders’ equity remained level compared with first quarter-end 2011 at EUR 16.8 billion as net income in the second quarter was offset by the premium paid on the repurchase of the final tranche of convertible core capital securities from the Dutch State.

The revaluation reserves at June 30, 2011, increased to EUR 1 billion, mainly the result of a decrease in risk-free interest rates which had a positive effect on the value of fixed income securities. This positive effect was offset by a decline in the foreign currency translation reserve, primarily the result of a weakening of the US dollar against the euro.

AEGON aims to maintain at least 1.5 times holding expenses as a buffer at the holding, currently equivalent to approximately EUR 900 million. During the second quarter, excess capital in the holding decreased to EUR 1 billion. The EUR 1.125 billion payment to the Dutch State, holding costs, interest payments and the preferred dividend were partly offset by EUR 1.4 billion in dividends received from the company’s operating units.

At June 30, 2011, AEGON’s Insurance Group Directive (IGD) ratio amounted to ~200%, a slight decline from the level of ~210% at the end of the first quarter. Solvency ratios in the Netherlands and the United Kingdom were relatively flat, while the solvency ratio in the United States declined. The main driver of this decline was up-streaming of dividends to repurchase all remaining convertible core capital securities provided by the Dutch State for an amount of EUR 1.125 billion. The proceeds related to the divestment of Transamerica Reinsurance will be accounted for in the third quarter.

Cash flows

AEGON’s subsidiaries generated EUR 564 million in operational cash flows during the second quarter of 2011. Operational free cash flows, which reflect excess capital generation, were relatively stable as the impact of realized gains in the Netherlands was offset by increased capital requirements in the United States related to low interest rates.

After deduction of EUR 281 million for investments in new business, operational free cash flow totaled EUR 283 million for the quarter. This brings the total for the first half year of 2011 to EUR 547 million of operational free cash flows.

APPENDIX I • Americas • The Netherlands • United Kingdom • New Markets

FINANCIAL OVERVIEW, Q2 2011 GEOGRAPHICALLY c)
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	147	55	20	19	-	241
Individual savings and retirement products	119	-	-	(4)	-	115
Pensions	58	16	(8)	4	-	70
Non-life	-	-	-	11	-	11
Distribution	-	(1)	(2)	-	-	(3)
Asset Management	-	-	-	18	-	18
Other	-	-	-	-	(67)	(67)
Share in underlying earnings before tax of associates	1	4	-	11	-	16
Underlying earnings before tax	325	74	10	59	(67)	401

Fair value items	(52)	2	-	(3)	30	(23)
Realized gains / (losses) on investments	51	142	11	-	-	204
Impairment charges	(53)	(3)	(40)	(4)	-	(100)
Other income / (charges)	(3)	(11)	1	(3)	-	(16)
Run-off businesses	10	-	-	-	-	10
Income before tax	278	204	(18)	49	(37)	476
Income tax	(41)	(35)	-	(10)	14	(72)
Net income	237	169	(18)	39	(23)	404

Net underlying earnings	256	67	15	47	(46)	339

EMPLOYEE NUMBERS
	June 30, 2011	Mar. 31, 2011
Employees excluding agents	23,639	23,990
Agents	2,892	2,990
Total number of employees excluding Associates	26,531	26,980
AEGON’s share of employees (including agents) in Associates	3,561	3,932
Total	30,092	30,912

AMERICAS

o	Underlying earnings before tax decline to USD 469 million; a result of lower fixed annuity earnings

o	Net income increases to USD 342 million

o	New life sales decline to USD 151 million as a result of lower universal life sales due to repricing

o	Gross deposits increase to USD 7.2 billion driven by strong variable annuity and stable value deposits

Underlying earnings before tax

Underlying earnings from the Americas decreased to USD 469 million for the second quarter 2011.

-	Earnings from Life & Protection in the Americas amounted to USD 194 million. The decrease, as compared to the same quarter last year, was mainly due to unfavorable persistency and lower spreads, while the comparable quarter last year included reserve releases.

-	Individual Savings & Retirement earnings amounted to USD 170 million. Fixed annuity earnings decreased to USD 77 million as a result of lower spreads and declining asset balances as the product is de-emphasized. Variable annuity earnings increased as a result of continued strong net inflows and higher asset balances to USD 87 million. Earnings from retail mutual funds also increased as a result of higher account balances and amounted to USD 6 million.

-	Earnings from Employer Solutions & Pensions increased to USD 83 million mainly as a result of continued growth of the business.

-	Earnings from Canada amounted to USD 19 million and included a one-time benefit of USD 7 million. The joint ventures in Latin America contributed USD 3 million.

Net income

Net income from AEGON’s businesses in the Americas increased to USD 342 million in the second quarter. Lower underlying earnings and lower earnings from fair value items were more than offset by higher realized gains on investments and a positive contribution from run-off businesses. In addition, the second quarter 2010 included a one-time charge of USD 140 million for settlement of a dispute related to a BOLI policy in the United States.

The loss of USD 72 million for fair value items in the Americas was mainly related to lower interest rates and equity market volatility.

Gains on investments of USD 71 million were realized as a result of normal trading activity. Net impairments amounted to USD 76 million and were largely linked to residential mortgage-backed securities.

The results of run-off businesses increased to USD 15 million. This was mainly a result of a lower amortization yield paid on internally transferred assets related to the institutional spread-based business.

Net income contained a tax expense of USD 60 million in the second quarter, including a favorable tax settlement of USD 20 million and USD 6 million in tax benefits related to cross-border intercompany reinsurance transactions.

Return on capital

In the first half of 2011, the return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in the Americas declined to 7.1%, mainly the result of lower net underlying earnings. Excluding the capital allocated to the run-off businesses, the return on capital in the Americas would amount to 9.3%. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 4% to USD 502 million, mainly as a result of higher employee benefit plan expenses. Operating expenses increased 2% excluding restructuring charges and employee benefit plan expenses.

Sales

New life sales declined to USD 151 million, mainly the effect of the discontinuance of single premium universal life sales in the bank channel during the second half of 2010, as well as repricing of certain universal life products this year to reflect the current interest rate environment. New premium production for accident & health insurance increased to USD 201 million.

Gross deposits increased to USD 7.2 billion as a result of higher fee-based deposits. In addition to organic growth in traditional distribution channels, the introduction during the first quarter of a new variable annuity rider, Retirement Income Max, drove an 8-year record level of variable annuity deposits of USD 1.4 billion in the second quarter. Stable value and retirement plan deposits also continued to be strong during the quarter.

Net deposits for the ongoing businesses totaled USD 0.6 billion as continued net inflows for the pension and variable annuity businesses were only partly offset by fixed annuity outflows. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning and incurred net outflows for this business as a result.

Value of new business

Value of new business increased to USD 73 million, mainly as a result of improved margins on variable annuities. The internal rate of return on new business was 15%.

Revenue-generating investments

Revenue-generating investments were stable at USD 325 billion as compared to the first quarter of 2011. The decline in general account assets as a result of a fixed annuity coinsurance transaction of USD 1.5 billion and lower run-off balances was compensated for by higher variable annuity and pension account balances.

AMERICAS c)
USD millions	Notes	Q2 2011	Q1 2011%		Q2 2010%		YTD 2011	YTD 2010%

Underlying earnings before tax by line of business
Life and protection		194	195	(1)	241	(20)	389	435	(11)
Fixed annuities		77	90	(14)	125	(38)	167	246	(32)
Variable annuities		87	93	(6)	50	74	180	119	51
Retail mutual funds		6	6	-	-	-	12	-	-
Individual savings and retirement products		170	189	(10)	175	(3)	359	365	(2)
Employer solutions & pensions		83	81	2	79	5	164	148	11
Canada		19	11	73	15	27	30	26	15
Latin America		3	(2)	-	1	200	1	2	(50)
Underlying earnings before tax		469	474	(1)	511	(8)	943	976	(3)

Fair value items		(72)	(17)	-	(39)	(85)	(89)	(159)	44
Realized gains / (losses) on investments		71	35	103	21	-	106	54	96
Impairment charges		(76)	(80)	5	(73)	(4)	(156)	(264)	41
Other income / (charges)		(5)	-	-	(140)	96	(5)	(140)	96
Run- off businesses		15	30	(50)	(13)	-	45	(37)	-
Income before tax		402	442	(9)	267	51	844	430	96
Income tax		(60)	(83)	28	(12)	-	(143)	42	-
Net income		342	359	(5)	255	34	701	472	49

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		342	359	(5)	255	34	701	472	49

Net underlying earnings		368	346	6	361	2	714	719	(1)

Commissions and expenses		1,210	1,209	-	961	26	2,419	2,316	4
of which operating expenses		502	492	2	484	4	994	985	1

New life sales	12
Life single premiums		78	147	(47)	278	(72)	225	457	(51)
Life recurring premiums annualized		143	139	3	138	4	282	274	3
Total recurring plus 1/10 single		151	154	(2)	166	(9)	305	320	(5)

Life & protection		114	121	(6)	134	(15)	235	255	(8)
Employer solutions & pensions		7	6	17	4	75	13	12	8
Canada		18	17	6	16	13	35	31	13
Latin America		12	10	20	12	-	22	22	-
Total recurring plus 1/10 single		151	154	(2)	166	(9)	305	320	(5)

New premium production accident and health insurance		201	199	1	180	12	400	364	10

Gross deposits (on and off balance) by line of business	12
Life & protection		3	3	-	3	-	6	6	-
Fixed annuities		71	83	(14)	124	(43)	154	309	(50)
Variable annuities		1,401	1,179	19	1,028	36	2,580	1,837	40
Retail mutual funds		765	775	(1)	957	(20)	1,540	1,933	(20)
Individual savings & retirement products		2,237	2,037	10	2,109	6	4,274	4,079	5
Employer solutions & pensions		4,913	5,554	(12)	4,311	14	10,467	9,528	10
Canada		83	97	(14)	118	(30)	180	404	(55)
Total gross deposits		7,236	7,691	(6)	6,541	11	14,927	14,017	6

Net deposits (on and off balance) by line of business	12
Life & protection		(10)	(14)	29	(12)	17	(24)	(27)	11
Fixed annuities		(810)	(801)	(1)	(653)	(24)	(1,611)	(1,196)	(35)
Variable annuities		471	220	114	217	117	691	194	-
Retail mutual funds		(5)	(50)	90	357	-	(55)	775	-
Individual savings & retirement products		(344)	(631)	45	(79)	-	(975)	(227)	-
Employer solutions & pensions		1,048	485	116	1,264	(17)	1,533	2,650	(42)
Canada		(105)	(158)	34	(197)	47	(263)	(679)	61
Total net deposits excluding run-off businesses		589	(318)	-	976	(40)	271	1,717	(84)
Run-off businesses		(772)	(1,202)	36	(2,332)	67	(1,974)	(5,390)	63
Total net deposits		(183)	(1,520)	88	(1,356)	87	(1,703)	(3,673)	54

REVENUE-GENERATING INVESTMENTS
		June 30, 2011	Mar. 31, 2011%
Revenue-generating investments (total)		324,919	324,849	-
Investments general account		121,723	124,185	(2)
Investments for account of policyholders		83,383	82,459	1
Off balance sheet investments third parties		119,813	118,205	1

THE NETHERLANDS

o	Underlying earnings before tax decrease to EUR 74 million due to higher provisioning for longevity

o	Net income amounts to EUR 169 million

o	New life sales were level at EUR 40 million

Underlying earnings before tax

Underlying earnings from AEGON’s operations in the Netherlands decreased to EUR 74 million as higher results in Life & Savings were more than offset by higher provisioning for longevity in Pensions and a decline in non-life results.

-	Earnings from AEGON’s Life & Savings operations in the Netherlands were strong and amounted to EUR 55 million as a result of favorable mortality and a higher contribution from mortgages compared to the second quarter of 2010.

-	Earnings from the Pension business declined to EUR 16 million primarily due to higher provisioning for longevity of EUR 23 million. AEGON expects to provision approximately EUR 20 million on average per quarter in 2011, in addition to 2010 levels of provisioning.

-	Earnings from Non-life were nil, a decrease from the comparable quarter of 2010 as a result of higher claims and investments made in the business to increase efficiency.

-	The Distribution businesses recorded a loss of EUR 1 million, while associates contributed EUR 4 million.

Net income

Net income from AEGON’s businesses in the Netherlands remained level and amounted to EUR 169 million. Fair value items amounted to EUR 2 million, as the negative movement in market value of real estate was offset by other fair value items. Gains on investments totaled EUR 142 million for the quarter and were primarily a result of a strategic reallocation of equities into fixed income. Other charges of EUR 11 million included EUR 10 million of charges related to the restructuring of AEGON’s bank and distribution businesses. The reorganization is expected to save EUR 20 million per annum in costs when completed.

Return on capital

In the first half of 2011, the return on capital excluding revaluation reserves, invested in AEGON’s businesses in the Netherlands, remained level compared to the same period last year at 7.3%. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased to EUR 201 million in the second quarter of 2011, mainly as a result of restructuring charges and investments in the further development of new distribution capabilities. Excluding restructuring charges, operating expenses would have been level with the second quarter of 2010.

Sales

New life sales remained level at EUR 40 million during the second quarter of 2011. Individual life sales increased 19% to EUR 25 million driven by mortgage-related product sales. Through successful mortgage production AEGON increased its market share in the individual life insurance market to above 11%. New mortgage production for the quarter amounted to EUR 1.1 billion, equivalent to an estimated market share of approximately 9%. Pension sales were lower than in the comparable quarter last year as the market is waiting for a final outcome of the national pension debate and pricing became more competitive in this market. AEGON was one of the first parties to adjust its pricing policy to reflect updated mortality tables.

Premium production for accident & health and non-life products amounted to EUR 11 million and increased slightly compared with the second quarter of 2010.

Gross deposits decreased to EUR 442 million as AEGON offered less competitive interest rates on savings accounts. Following the transfer of activities, third-party pension deposits are included in AEGON Asset Management’s gross deposits from the second quarter of 2011.

Value of new business

The value of new business declined to EUR 20 million, mainly as a result of higher mortgage-related funding costs and updated mortality assumptions. The internal rate of return on new business amounted to 17%.

Revenue-generating investments

Revenue-generating investments decreased 18% to EUR 60 billion compared with the previous quarter. This was mainly driven by the transfer of EUR 12 billion of assets related to third-party pension asset management operations from AEGON The Netherlands to AEGON Asset Management.

THE NETHERLANDS
EUR millions	Notes	Q2 2011	Q1 2011%		Q2 2010%		YTD 2011	YTD 2010%

Underlying earnings before tax by line of business
Life and Savings		55	43	28	42	31	98	81	21
Pensions		16	22	(27)	29	(45)	38	76	(50)
Non life		-	5	-	19	-	5	26	(81)
Distribution		(1)	11	-	6	-	10	17	(41)
Share in underlying earnings before tax of associates		4	-	-	1	-	4	1	-
Underlying earnings before tax		74	81	(9)	97	(24)	155	201	(23)

Fair value items		2	(60)	-	68	(97)	(58)	159	-
Realized gains / (losses) on investments		142	35	-	23	-	177	119	49
Impairment charges		(3)	(2)	(50)	(6)	50	(5)	(7)	29
Other income / (charges)		(11)	(8)	(38)	33	-	(19)	33	-
Income before tax		204	46	-	215	(5)	250	505	(50)
Income tax		(35)	(7)	-	(45)	22	(42)	(112)	63
Net income		169	39	-	170	(1)	208	393	(47)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		169	39	-	170	(1)	208	393	(47)

Net underlying earnings		67	66	2	57	18	133	134	(1)

Commissions and expenses		278	272	2	263	6	550	527	4
of which operating expenses		201	189	6	182	10	390	364	7

New life sales
Life single premiums		217	457	(53)	241	(10)	674	638	6
Life recurring premiums annualized		18	19	(5)	18	-	37	40	(8)
Total recurring plus 1/10 single		40	65	(38)	41	(2)	105	103	2

Life and Savings		25	26	(4)	21	19	51	48	6
Pensions		15	39	(62)	20	(25)	54	55	(2)
Total recurring plus 1/10 single		40	65	(38)	41	(2)	105	103	2

New premium production accident and health insurance		4	10	(60)	4	-	14	15	(7)
New premium production general insurance		7	8	(13)	6	17	15	14	7

Gross deposits (on and off balance) by line of business
Life and Savings		442	382	16	534	(17)	824	1,217	(32)
Pensions		-	80	-	90	-	80	150	(47)
Total gross deposits		442	462	(4)	624	(29)	904	1,367	(34)

Net deposits (on and off balance) by line of business
Life and Savings		(113)	(142)	20	50	-	(255)	132	-
Pensions		-	27	-	5	-	27	(10)	-
Total net deposits		(113)	(115)	2	55	-	(228)	122	-

REVENUE-GENERATING INVESTMENTS
	June 30, 2011	Mar. 31, 2011	%
Revenue-generating investments (total)	60,005	73,393	(18)
Investments general account	36,810	37,448	(2)
Investments for account of policyholders	23,195	23,627	(2)
Off balance sheet investments third parties	-	12,318	-

UNITED KINGDOM

o	Underlying earnings before tax of GBP 9 million due to anticipated exceptional charges and expenses

o	Net income amounts to GBP (15) million

o	New life sales decrease to GBP 191 million as a result of lower pension sales

Underlying earnings before tax

In the United Kingdom, underlying earnings before tax amounted to GBP 9 million as a result of charges relating to the customer redress program (GBP 12 million) and expenses related to the execution of this program (GBP 6 million), the development of new product propositions (GBP 7 million) and expenses related to regulatory changes. These exceptional expenses are expected to continue throughout the remainder of 2011.

-	Earnings from Life increased to GBP 17 million, mainly as a result of cost reductions.

-	Pensions recorded a loss of GBP 7 million as the benefits from further business growth and improved market conditions were more than offset by charges of GBP 12 million relating to the customer redress program, expenses related to the execution of this program of GBP 6 million and investments of GBP 7 million in the development of new propositions.

-	Distribution recorded a loss of GBP 1 million, level with the results in the same quarter last year.

In May 2009, AEGON began the implementation of a program to identify and correct historical issues within its customer policy records. The immediate priority of the program has been to deal with issues that resulted in financial detriment and to return affected customers to the financial position they would have been in had the issue not occurred. The program of determining the full scope of customer redress is expected to continue throughout the remainder of the year and could lead to additional charges. AEGON is on track to resolve all issues and expects to have repaid the majority of the customer detriment by the end of 2011.

Net income

Net income declined to GBP (15) million, as lower underlying earnings and higher impairments were only partly offset by better results on fair value items and higher gains on investments.

Gains on investments amounted to GBP 10 million as a result of a continuing shift from corporate bonds into gilts. Impairments in the second quarter increased to GBP 35 million as a result of exchange offers on specific holdings of European banks. Net income also contained a charge of GBP 13 million related to the restructuring of AEGON’s operations in the United Kingdom.

Return on capital

In the first half of 2011, the return on average capital invested in the United Kingdom, excluding the revaluation reserves, declined to 3.8%. The decrease was the result of higher average capital invested in the unit in combination with lower net underlying earnings. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased to GBP 109 million, mainly driven by charges relating to the restructuring program of GBP 13 million, as well as investments in the new proposition development of GBP 7 million. Operating expenses in the second quarter of 2011 also include expenses of GBP 6 million relating to the execution of the customer redress program. The restructuring aims to reduce operating expenses by 25%, or GBP 80-85 million, by the end of 2011. It is expected that further restructuring charges will arise in coming quarters. To date, AEGON has enacted cost savings of GBP 58 million.

Sales

New life sales decreased to GBP 191 million during the quarter as a result of a planned decrease in sales of individual pensions, new group schemes and annuities following repricing, partially offset by an increase in group pension new entrants.

Value of new business

Value of new business in the United Kingdom declined to GBP 10 million, mainly driven by lower sales. The internal rate of return on new business for the second quarter was 11%.

Revenue-generating investments

Revenue-generating investments remained level at GBP 58 billion compared with the first quarter 2011.

UNITED KINGDOM
GBP millions	Notes	Q2 2011	Q1 2011%		Q2 2010%		YTD 2011	YTD 2010%

Underlying earnings before tax by line of business
Life		17	21	(19)	15	13	38	33	15
Pensions		(7)	(9)	22	5	-	(16)	14	-
Distribution		(1)	(2)	50	(2)	50	(3)	(4)	25
Underlying earnings before tax		9	10	(10)	18	(50)	19	43	(56)

Fair value items		-	(1)	-	(11)	-	(1)	(9)	89
Realized gains / (losses) on investments		10	25	(60)	3	-	35	5	-
Impairment charges		(35)	-	-	(1)	-	(35)	(8)	-
Other income / (charges)	7	1	(5)	-	19	(95)	(4)	40	-
Income before tax		(15)	29	-	28	-	14	71	(80)
Income tax attributable to policyholder return		(15)	(1)	-	(19)	21	(16)	(40)	60
Income before income tax on shareholders return		(30)	28	-	9	-	(2)	31	-
Income tax on shareholders return		15	18	(17)	15	-	33	13	154
Net income		(15)	46	-	24	-	31	44	(30)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		(15)	46	-	24	-	31	44	(30)

Net underlying earnings		14	33	(58)	31	(55)	47	53	(11)

Commissions and expenses		193	172	12	181	7	365	351	4
of which operating expenses		109	98	11	95	15	207	190	9

New life sales	8
Life single premiums		711	841	(15)	1,050	(32)	1,552	2,189	(29)
Life recurring premiums annualized		120	127	(6)	158	(24)	247	279	(11)
Total recurring plus 1/10 single		191	211	(9)	263	(27)	402	498	(19)

Life		15	16	(6)	23	(35)	31	49	(37)
Pensions		176	195	(10)	240	(27)	371	449	(17)
Total recurring plus 1/10 single		191	211	(9)	263	(27)	402	498	(19)

Gross deposits (on and off balance) by line of business
Variable annuities		14	17	(18)	16	(13)	31	48	(35)
Total gross deposits		14	17	(18)	16	(13)	31	48	(35)

Net deposits (on and off balance) by line of business
Variable annuities		12	2	-	9	33	14	34	(59)
Total net deposits		12	2	-	9	33	14	34	(59)

REVENUE-GENERATING INVESTMENTS
		June 30,	Mar. 31,
		2011	2011	%
Revenue-generating investments (total)		58,319	57,717	1
Investments general account		7,952	7,855	1
Investments for account of policyholders		50,367	49,862	1

NEW MARKETS

o	Underlying earnings before tax increase 48% to EUR 59 million mainly driven by higher results in CEE

o	Net income increases to EUR 39 million

o	New life sales decline to EUR 70 million driven by lower single premium sales in Poland and Spain

Underlying earnings before tax

In New Markets, AEGON reported underlying earnings before tax of EUR 59 million as a result of higher underlying earnings before tax from Central & Eastern Europe and AEGON Asset Management.

-	Earnings from Central & Eastern Europe increased to EUR 29 million, largely driven by higher earnings in Hungary, as an improvement in the claim experience more than offset the negative impact from pension legislation changes. The comparable quarter in 2010 included higher claims related to storms and floods in Hungary.

-	Results from AEGON’s operations in Asia improved to EUR (8) million. Higher contributions from the in-force business were only partly offset by continued investments in the company’s joint ventures in China, India and Japan. The results for the Asia regional office have been included in the Asia results since the first quarter of 2011, following the implementation of the new operational structure for the Asian operations.

-	Earnings from Spain & France increased to EUR 20 million as a result of business growth in Spain following the successful strategic focus on the bancassurance channel.

-	Earnings from Variable Annuities Europe amounted to nil as a result of a true up of deferred policy acquisition costs.

-	AEGON Asset Management reported increased earnings of EUR 18 million driven by higher performance fees and lower expenses.

In June, over EUR 2 billion of pension assets were transferred to the Hungarian State. As part of the new pension legislation in Hungary, asset management and administration fees have been reduced. In Poland, the government reduced contributions to private pension funds. AEGON expects the measures in Hungary and Poland to have a negative impact on underlying earnings of approximately EUR 20 million in 2011, much of which is expected to occur during the second half of the year.

Net income

Net income from New Markets increased to EUR 39 million during the quarter, primarily as a result of higher underlying earnings. In addition, lower realized gains were offset by lower other charges. Impairment charges declined to EUR 4 million and were mainly related to mortgages in the CEE.

Return on capital

In the first half of 2011, the return on capital invested in New Markets, excluding revaluation reserves, increased to 8.2%, mainly the result of higher net underlying earnings. AEGON’s businesses reported under New Markets are in different stages of development and therefore generate different returns. The majority of the capital is allocated to Central & Eastern Europe and Spain & France, which posted returns of 15.6% and 6.0% respectively. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased to EUR 132 million in the second quarter, mainly as a result of higher operating expenses in Spain, Asia and Variable Annuities Europe as a result of growth of the business.

Sales

New life sales declined 5% to EUR 70 million.

-	In Central & Eastern Europe, new life sales increased by 25% to EUR 30 million driven by Hungary and Turkey. A decline in single premium production in Poland was offset by an increase in life recurring premium production, mainly as a result of increased focus on life insurance in Hungary and Poland.

-	In Asia, new life sales declined to EUR 7 million as growth in India was offset by lower new life sales in China, primarily as a result of new regulation.

-	New life sales in Spain & France declined 20% to EUR 33 million, largely as a result of lower production at one of the distribution partners in Spain.

New premium production from AEGON’s general insurance and accident & health businesses decreased to EUR 8 million, driven by lower motor insurance production due to increased competition.

Gross deposits in New Markets declined to EUR 1.2 billion, primarily driven by lower asset management deposits.

Value of new business

Value of new business in New Markets decreased to EUR 20 million as a result of combined negative effects of adverse pension legislation in Hungary, lower production at one of the distribution partners in Spain and margin pressure for Variable Annuities Europe.

Revenue-generating investments

Revenue-generating investments increased 31% compared with the first quarter of 2011 to EUR 42 billion, driven by the transfer of EUR 12 billion of assets related to third-party pension asset management operations from AEGON The Netherlands to AEGON Asset Management, which were only partly offset by net outflows in Hungary.

	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011	D 2011
NEW MARKETS
EUR millions	Notes	Q2 2011	Q1 2011	%	Q2 2010	%	YTD 2011	YTD 2010	%

Underlying earnings before tax
Central Eastern Europe		29	26	12	19	53	55	46	20
Asia		(8)	(11)	27	(11)	27	(19)	(17)	(12)
Spain & France		20	23	(13)	19	5	43	39	10
Variable Annuities Europe		-	5	-	1	-	5	(1)	-
AEGON Asset Management		18	14	29	12	50	32	19	68
Underlying earnings before tax		59	57	4	40	48	116	86	35

Fair value items		(3)	-	-	(4)	25	(3)	(1)	(200)
Realized gains / (losses) on investments		-	2	-	8	-	2	11	(82)
Impairment charges		(4)	(2)	(100)	(9)	56	(6)	(11)	45
Other income / (charges)		(3)	11	-	(11)	73	8	(11)	-
Income before tax		49	68	(28)	24	104	117	74	58
Income tax		(10)	(26)	62	(9)	(11)	(36)	(22)	(64)
Net income		39	42	(7)	15	160	81	52	56

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		38	42	(10)	15	153	80	51	57
Non-controlling interests		1	-	-	-	-	1	1	-

Net underlying earnings		47	38	24	30	57	85	62	37

Commissions and expenses		175	180	(3)	169	4	355	344	3
of which operating expenses		132	141	(6)	127	4	273	260	5

New life sales	12
Life single premiums		117	174	(33)	234	(50)	291	342	(15)
Life recurring premiums annualized		58	59	(2)	51	14	117	106	10
Total recurring plus 1/10 single		70	76	(8)	74	(5)	146	140	4

Life		64	62	3	66	(3)	126	119	6
Associates		6	14	(57)	8	(25)	20	21	(5)
Total recurring plus 1/10 single		70	76	(8)	74	(5)	146	140	4

Central Eastern Europe		30	27	11	24	25	57	43	33
Asia		7	11	(36)	9	(22)	18	19	(5)
Spain & France		33	38	(13)	41	(20)	71	78	(9)
Total recurring plus 1/10 single		70	76	(8)	74	(5)	146	140	4

New premium production accident and health insurance		1	3	(67)	4	(75)	4	8	(50)
New premium production general insurance		7	5	40	9	(22)	12	15	(20)

Gross deposits (on and off balance)	12
Central Eastern Europe		167	182	(8)	249	(33)	349	475	(27)
Asia		7	11	(36)	10	(30)	18	35	(49)
Spain & France		11	8	38	12	(8)	19	56	(66)
Variable Annuities Europe		159	131	21	175	(9)	290	363	(20)
AEGON Asset Management		898	935	(4)	1,341	(33)	1,833	2,451	(25)
Total gross deposits		1,242	1,267	(2)	1,787	(30)	2,509	3,380	(26)

Net deposits (on and off balance)	12
Central Eastern Europe		(1,972)	108	-	149	-	(1,864)	218	-
Asia		4	11	(64)	9	(56)	15	34	(56)
Spain & France		(43)	(11)	-	4	-	(54)	29	-
Variable Annuities Europe		63	26	142	47	34	89	126	(29)
AEGON Asset Management		(539)	(1,853)	71	(22)	-	(2,392)	(99)	-
Total net deposits		(2,487)	(1,719)	(45)	187	-	(4,206)	308	-

REVENUE-GENERATING INVESTMENTS
		June 30,	Mar. 31,
		2011	2011	%
Revenue-generating investments (total)		42,154	32,211	31
Investments general account		2,819	2,926	(4)
Investments for account of policyholders		6,203	6,210	-
Off balance sheet investments third parties		33,132	23,075	44

FINANCIAL OVERVIEW, 2011 YEAR-TO-DATE GEOGRAPHICALLY c)
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	297	98	44	38	-	477
Individual savings and retirement products	258	-	-	(4)	-	254
Pensions	117	38	(18)	7	-	144
Non-life	-	5	-	22	-	27
Distribution	-	10	(4)	-	-	6
Asset Management	-	-	-	32	-	32
Other	-	-	-	-	(150)	(150)
Associates	-	4	-	21	-	25
Underlying earnings before tax	672	155	22	116	(150)	815

Fair value items	(64)	(58)	(1)	(3)	18	(108)
Realized gains / (losses) on investments	76	177	40	2	-	295
Impairment charges	(111)	(5)	(40)	(6)	-	(162)
Other income / (charges)	(3)	(19)	(5)	8	-	(19)
Run-off businesses	32	-	-	-	-	32
Income before tax	602	250	16	117	(132)	853
Income tax	(102)	(42)	20	(36)	38	(122)
Net income	500	208	36	81	(94)	731

Net underlying earnings	509	133	54	85	(109)	672

OPERATIONAL HIGHLIGHTS FIRST SIX MONTHS 2011

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 815 million for the first six months of 2011. The decline compared with the same period last year was mainly due to unfavorable currency exchange rates, higher provisioning for longevity in the Netherlands and charges related to the customer redress program in the United Kingdom.

Underlying earnings from the Americas decreased to EUR 672 million. The decline was the result of a weakening of the US dollar against the euro and a lower contribution from fixed annuities as balances are being managed lower. Lower earnings from Life & Protection were offset by higher fee-based earnings, consistent with AEGON’s strategy.

In the Netherlands, underlying earnings decreased to EUR 155 million as a result of higher provisioning for longevity of EUR 47 million and investments in developing new distribution capabilities. AEGON expects to provision on average EUR 20 million per quarter in 2011, in addition to 2010 levels of provisioning.

In the United Kingdom, underlying earnings declined to EUR 22 million. The decrease was mainly due to charges of EUR 39 million related to an ongoing program to correct historical issues within customer policy records.

Underlying earnings from New Markets increased to EUR 116 million driven mainly by growth in Central & Eastern Europe and AEGON Asset Management.

Higher funding costs and increased expenses related to the preparation for implementation of Solvency II increased costs for the holding company to EUR 150 million in the first six months of 2011.

Net income

Net income decreased to EUR 731 million. Higher net income for the Americas and New Markets was offset by lower net income for the Netherlands and the United Kingdom.

Fair value items

In the first six months of 2011, fair value items recorded a loss of EUR 108 million. An improvement in the Americas related to strong results from real estate and private equity was more than offset by an exceptional loss on strategic allocation funds in the Netherlands. In addition, results related to the interest rate hedging program in the Netherlands contributed less than in the comparable period.

Realized gains on investments

Realized gains on investments increased to EUR 295 million for the first half of the year and were the result of normal trading in the investment portfolio and a reallocation of equities into fixed income in the Netherlands.

Impairment charges

Impairment charges improved considerably to EUR 162 million and were linked to residential mortgage-backed securities in the United States and the result of exchange offers on specific European bank holdings in the United Kingdom.

Other charges

Other charges amounted to EUR 19 million and are mostly related to the annual Hungarian bank tax of EUR 20 million and restructuring charges in the United Kingdom (EUR 23 million), the Netherlands (EUR 18 million) and New Markets (EUR 9 million). These charges are partly offset by a EUR 37 million benefit related to the settlement of legal claims.

Run-off businesses

As of the first quarter of 2011, AEGON’s run-off line of business in the Americas comprises the institutional spread-based business, structured settlement pay-out annuities, BOLI/COLI and life reinsurance. The results of the combined run-off businesses for the first six months of 2011 increased to EUR 32 million, mainly as a result of a lower amortization yield paid on internally transferred assets related to the institutional spread-based business, favorable mortality results in the pay-out annuities block of business and strong BOLI/COLI earnings.

Income tax

Tax charges for the first six months of 2011 amounted to EUR 122 million. These charges included EUR 21 million in tax benefits related to cross-border intercompany reinsurance transactions and one-time tax credits the United States and the United Kingdom totaling EUR 38 million.

Return on equity

In the first half of 2011, AEGON’s return on equity declined to 8.0%, mainly the result of higher average shareholders’ equity excluding revaluation reserves. The increase in average shareholders’ equity was mainly the result of an equity issue of EUR 0.9 billion in February 2011.

Operating expenses

Operating expenses increased 2% to EUR 1,684 million. Cost savings in AEGON’s established markets were more than offset by restructuring charges in these businesses. At constant currencies and excluding restructuring charges and employee benefit plans, operating expenses remained level.

Sales

AEGON’s total sales decreased 8% to EUR 2.7 billion. New life sales declined mainly as a result of lower production in the United Kingdom and the Americas following repricing of products, only partly offset by growth in Central & Eastern Europe and the Netherlands. Growth of gross deposits in the Americas was offset mainly as a result of a weakening of the US dollar, lower asset management inflows and less savings account deposits in the Netherlands.

Value of new business

Compared with the first six months of 2010, the value of new business declined 20% to EUR 221 million. This was the result of higher mortgage-related funding costs and updated mortality assumptions in the Netherlands, lower new business volumes in the United Kingdom and Spain, discontinuance of new mandatory pension sales in Hungary and unfavorable currency exchange rates.

Revenue-generating investments

Revenue-generating investments declined compared with the end of 2010 to EUR 391 billion, the result primarily of weakening of the US dollar against the euro and over EUR 2 billion of pension assets that have been transferred to the Hungarian State during the second quarter 2011.

Capital management

At June 30, 2011, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 15.9 billion, equivalent to 73% of the company’s total capital base. The decline from the year-end 2010 was mainly due to the repurchase of EUR 1,500 million of convertible core capital securities from the Dutch State, related premium of EUR 750 million and unfavorable currency movements, partly offset by net income of EUR 0.7 billion and an equity issue of EUR 0.9 billion in February 2011. AEGON aims the proportion of core capital to be at least 75% of total capital by the end of 2012.

Shareholders’ equity declined compared with year-end 2010 at EUR 16.8 billion as net income and the proceeds of the equity issue were offset by the premium paid on the repurchase of the final tranche of convertible core capital securities from the Dutch State in addition to unfavorable currency movements.

The revaluation reserves at June 30, 2011 remained level compared with year-end 2010 at EUR 1 billion.

AEGON aims to maintain at least 1.5 times holding expenses as a buffer at the holding, equivalent to approximately EUR 900 million. During the first six months of 2011, excess capital in the holding decreased to EUR 1 billion as a result of a EUR 2.25 billion payment to the Dutch State only partly offset by dividends received from the company’s operating units and an equity issue of EUR 0.9 billion.

At June 30, 2011, AEGON’s Insurance Group Directive (IGD) ratio amounted to approximately 200%.

Cash flows

AEGON’s subsidiaries generated EUR 1,103 million in operational cash flows during the first half of 2011. After deduction of EUR 556 million for investments in new business, operational free cash flow totaled EUR 547 million for the period.

APPENDIX II

VALUE OF NEW BUSINESS AND IRR
		VNB	VNB		VNB		VNB	VNB
EUR millions, after tax		Q2 2011	Q1 2011	%	Q2 2010	%	YTD 2011	YTD 2010	%

Americas		51	63	(19)	52	(2)	114	96	19
The Netherlands		20	23	(13)	30	(33)	44	80	(45)
United Kingdom		11	9	22	24	(54)	20	37	(46)
New Markets		20	23	(13)	32	(38)	43	63	(32)
Total		103	118	(13)	138	(25)	221	276	(20)

		IRR %	IRR%		IRR%
EUR millions, after tax		Q2 2011	Q1 2011		Q2 2010

Americas		14.8	16.0		12.9
The Netherlands		17.3	13.9		17.0
United Kingdom		10.6	10.0		11.9
New Markets		36.5	35.1		35.3
Total		19.5	18.8		18.4

MODELED NEW BUSINESS, APE AND DEPOSITS
			Premium business				Premium business
			APE				APE
EUR millions	Notes	Q2 2011	Q1 2011	%	Q2 2010	%	YTD 2011 YTD 2010		%
	9
Americas		231	248	(7)	238	(3)	479	454	6
The Netherlands		45	75	(40)	58	(22)	120	150	(20)
United Kingdom		227	237	(4)	303	(25)	464	569	(18)
New Markets		88	95	(7)	97	(9)	183	177	3
Total		592	655	(10)	696	(15)	1,247	1,351	(8)

			Deposit business				Deposit business
			Deposits				Deposits
EUR millions	Notes	Q2 2011	Q1 2011	%	Q2 2010	%	YTD 2011 YTD 2010		%
	9
Americas		4,223	4,636	(9)	4,325	(2)	8,859	8,250	7
United Kingdom		17	19	(11)	17	-	36	51	(29)
New Markets		258	216	19	303	(15)	474	610	(22)
Total		4,498	4,871	(8)	4,645	(3)	9,369	8,911	5

VNB/PVNBP SUMMARY
		Premium business					Premium business
		VNB	PVNBP	VNB /	VNB /	VNB	PVNBP	VNB /	VNB /
				PVNBP	APE			PVNBP	APE
EUR millions	Notes	Q2 2011		%	%	YTD 2011		%	%
	10
Americas		18	742	2.5	7.9	48	1,568	3.1	10.1
The Netherlands		20	370	5.5	45.2	44	1,007	4.3	36.5
United Kingdom		11	1,329	0.8	4.9	20	2,818	0.7	4.3
New Markets		21	641	3.3	23.6	42	1,335	3.2	23.2
Total		71	3,082	2.3	11.9	155	6,728	2.3	12.4

		Deposit business					Deposit business
		VNB	PVNBP	VNB /	VNB /	VNB	PVNBP	VNB /	VNB /
				PVNBP	Deposits			PVNBP	Deposits
EUR millions	Notes	Q2 2011		%	%	YTD 2011		%	%
	10
Americas		32	5,240	0.6	0.8	65	11,717	0.6	0.7
The Netherlands
United Kingdom		0	17	0.6	0.6	0	36	0.5	0.5
New Markets		(0)	312	(0.1)	(0.2)	1	629	0.1	0.1
Total		32	5,569	0.6	0.7	66	12,381	0.5	0.7

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax including associated companies, income before tax including associated companies and value of new business (VNB) are calculated by consolidating on a proportionate basis the revenues and expenses of certain of our associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measures provide meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measures shown herein, when read together with our reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax we refer to Note

3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value of future distributable earnings on the block of business sold in the reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)	PVNBP: Present Value New Business Premium.
11)	Reconciliation of operating expenses, used for segment reporting, to our IFRS based operating expenses.

	Q2 2011	YTD 2011

Employee expenses	517	1.054
Administrative expenses	313	597
Operating expenses for IFRS reporting	830	1.651
Operating expenses related to associates	17	33
Operating expenses in earnings release	847	1.684
12)	New life sales, gross deposits and net deposits data include results of our associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to our Embedded Value 2010 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)

The comparative 2010 earnings and sales information has been revised to reflect the transfer of the Life Reinsurance and BOLI/COLI businesses to the Run-off businesses line to make the information consistent with the current period figures.

Currencies

Income statement items: average rate 1 EUR = USD 1.4025 (2010: USD 1.3279).

Income statement items: average rate 1 EUR = GBP 0.8670 (2010: GBP 0.8696).

Balance sheet items: closing rate 1 EUR = USD 1.4499 (2010: USD 1.2271; year-end 2010: USD 1.3362).

Balance sheet items: closing rate 1 EUR = GBP 0.9031 (2010: GBP 0.8175; year-end 2010: GBP 0.8608).

ADDITIONAL INFORMATION

The Hague, August 11, 2011

Press conference call

8:00 am CET: Audio webcast on www.aegon.com

Analyst & investor presentation / conference call

9:00 am CET: Audio webcast on www.aegon.com

Call-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Replay

Two hours after the conference call, a replay will be available on www.aegon.com and on the following phone numbers:

United Kingdom: +44 207 154 2833, access code: 4458655#

United Sates: +1 303 590 3030, access code: 4458655#

Supplements

AEGON’s Q2 2011 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 26,500 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com
Key figures - EUR	Second quarter 2011	Full year 2010
Underlying earnings before tax	401 million	1.8 billion	Investor relations: Willem van den Berg
New life sales	431 million	2.1 billion	+31 (0)70 344 8305
Gross deposits	6.7 billion	33 billion	877 548 9668 – toll free USA only ir@aegon.com
Revenue-generating investments (end of period)	391 billion	413 billion	www.aegon.com

DISCLAIMERS

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2011 for an explanation of how we define and calculate. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
¡	The frequency and severity of insured loss events;
¡	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.